SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CELULAR SUL PART. S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In June 2003 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by Tele Celular Sul Part. S.A. directors. The balance is shown below.

TELE CELULAR SUL PART. S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In June 2003 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by Tele Celular Sul Part. S.A. Senior Managers. The balance is shown below.

<table>
<tr><td colspan="8">Company Name: Tele Celular Sul Participações S.A.</td></tr>
<tr><td>Group and Related Parties</td><td colspan="2">( ) Board of Directors</td><td colspan="2">(X) Senior Management</td><td>() Audit Committee</td><td colspan="2">() Technical or Advisory Bodies</td></tr>
<tr><td colspan="8">Opening Balance</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td colspan="3" rowspan="2">Security Description (2)</td><td colspan="2" rowspan="2">Quantity</td><td colspan="2">% interest</td></tr>
<tr><td>Same Type/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="3">Common registered</td><td colspan="2">58,523</td><td>0.00004</td><td>0.00002</td></tr>
<tr><td>Shares</td><td colspan="3">Registered Preferred</td><td colspan="2">95,952</td><td>0.0004</td><td>0.00003</td></tr>
<tr><td colspan="8">Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)</td></tr>
<tr><td>Security/ Derivative</td><td>Security Description (2)</td><td>Intermediary</td><td>Deal</td><td>Day</td><td>Quantity</td><td>Price</td><td>Amount (R$) (3)</td></tr>
<tr><td></td><td></td><td></td><td>Purchase</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Total Purchase</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Sale</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Total Sale</td><td></td><td></td><td></td><td></td></tr>
<tr><td colspan="8">Closing Balance</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td colspan="3" rowspan="2">Security Description (2)</td><td colspan="2" rowspan="2">Quantity</td><td colspan="2">% interest</td></tr>
<tr><td>Same Type/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="3">Common registered</td><td colspan="2">58,523</td><td>0.00004</td><td>0.00002</td></tr>
<tr><td>Shares</td><td colspan="3">Registered Preferred</td><td colspan="2">95,952</td><td>0.0004</td><td>0.00003</td></tr>
</table>

TELE CELULAR SUL PART. S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In June 2003 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by Tele Celular Sul Part. S.A. Auditors. The balance is shown below.

Company Name: Tele Celular Sul Participações S.A.				
Group and Related Parties	( ) Board of Directors	( ) Senior Management	(X) Audit Committee	( ) Technical or Advisory Bodies

Opening Balance

Security/ Derivative	Security Description (2)	Quantity	% interest	
			Same Type/ Class	Total
Shares	Common registered	9,313	0.00001	0.000003
Shares	Registered Preferred	18,663	0.00001	0.00001

Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
			Purchase				
			Total Purchase				
			Sale				
			Total Sale				

Closing Balance

Security/ Derivative	Security Description (2)	Quantity	% interest	
			Same Type/ Class	Total
Shares	Common Registered	10,931	0.00001	0.000003
Shares	Registered Preferred	18,663	0.00001	0.00001

TELE CELULAR SUL PART. S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In June 2003 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by Tele Celular Sul Part. S.A. Technical or Advisory Bodies. The balance is shown below.

Company Name: Tele Celular Sul Participações S.A.				
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( ) Audit Committee	(X) Technical or Advisory Bodies

Opening Balance

Security/ Derivative	Security Description (2)	Quantity	% interest	
			Same Type/ Class	Total
Shares	Common registered	42,000,001	0.03	0.01
Shares	Registered Preferred Type "B"	36,500,000	0.02	0.01

Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
			Total Purchase				
			Sale				
			Total Sale				

Closing Balance

Security/ Derivative	Security Description (2)	Quantity	% interest	
			Same Type/ Class	Total
Shares	Common registered	42,000,001	0.03	0.01
Shares	Registered Preferred Type "B"	36,500,000	0.02	0.01

TELE CELULAR SUL PART. S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In June 2003 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, in the controlled company, as shown below.

Controlled Company Name: Telepar Celular S.A.				
Group and Related Parties	(X) Board of Directors	( ) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies

Opening Balance

Security/ Derivative	Security Description (2)	Quantity	% interest	
			Same Type/ Class	Total
Shares	Common registered	2,973,284	0.05	0.02
Shares	Registered Preferred Type “B”	7,206,450	0.09	0.05

Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
			Purchase				
			Total Purchase				
			Sale				
			Total Sale				

Closing Balance

Security/ Derivative	Security Description (2)	Quantity	% interest	
			Same Type/ Class	Total
Shares	Common registered	2,973,284	0.05	0.02
Shares	Registered Preferred Type “B”	7,206,450	0.09	0.05

Controlled Company Name: Telepar Celular S.A.				
Group and Related Parties	( ) Board of Directors	(X) Senior Management	() Audit Committee	() Technical or Advisory Bodies

Opening Balance				
Security/ Derivative	Security Description (2)	Quantity	% interest	
			Same Type/ Class	Total
Shares	Common registered	389,884	0.01	0.003
Shares	Registered Preferred Type "B"	36,065	0.0004	0.0002

Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)							
Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
			Purchase				
			Total Purchase				
			Sale				
			Total Sale				

Closing Balance				
Security/ Derivative	Security Description (2)	Quantity	% interest	
			Same Type/ Class	Total
Shares	Common registered	389,884	0.01	0.003
Shares	Registered Preferred Type "B"	36,065	0.0004	0.0002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 14, 2003	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer